J Sainsbury plc
04 August 2008

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 July 2008 consists of 1,748,114,719 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,748,114,719.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 5493
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